UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __ ___to__ ___

Commission file number 1-09328

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN AND ESOP

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

1 Ecolab Place

Saint Paul, Minnesota  55102

ECOLAB SAVINGS PLAN AND ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2016 and 2015

and

for the year ended December 31, 2016

AND SUPPLEMENTAL SCHEDULES

as of and for the year ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustees:

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of Ecolab Savings Plan and ESOP (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year then ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, together referred to as “supplemental information”, has been subjected to the auditing procedures performed in conjunction with the Plan’s financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Olsen Thielen & Co., Ltd.

Roseville, Minnesota
June 23, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (in thousands)	2016	2015

Investments
Plan interest in Ecolab Savings Plan Master Trust at fair value	$1,432,625	$1,271,312
Plan interest in Ecolab Savings Plan Master Trust at contract value	156,903	153,002
Total investments	1,589,528	1,424,314

Receivables
Notes receivable from participants	32,684	31,115
Dividends receivable	306	255
Employer contributions receivable	3,933	3,189
Employee contributions receivable	5	234
Total receivables	36,928	34,793

Net assets available for benefits	$1,626,456	$1,459,107

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (in thousands)	2016

Investment results
Plan interest in Ecolab Savings Plan Master Trust	$119,296

Interest income on notes receivable from participants	1,377

Contributions
Participants	92,086
Employer	58,817
Rollovers	9,407
Total contributions	160,310

Deductions
Distributions to participants	(113,157)
Plan expenses	(545)
Total deductions	(113,702)

Net increase	167,281

Transfer from Ecolab Savings Plan and ESOP for Traditional Benefit Employees	68

Net assets available for benefits
Beginning of year	1,459,107
End of year	$1,626,456

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

Master Trust

The Plan is a participating entity in the Ecolab Savings Plan Master Trust (the “Master Trust”) with assets held by Fidelity Management Trust Company (“Fidelity” or “trustee”). The Master Trust was established on January 1, 2013 to hold the qualified defined contribution investment assets of both the Plan and the Ecolab Savings Plan and ESOP for Traditional Benefit Employees as sponsored by the Company.

General and Eligibility

The Plan is a contributory qualified defined contribution plan available to certain individuals employed by the Company who are accruing benefits under the 3% cash balance formula of the Ecolab Pension Plan and employees of Nalco Company eligible for certain legacy final average pay benefits. Eligible employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their participation. Part-time employees working fewer than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

The Benefits Finance Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan Administrator is responsible for administration of the Plan.

Contributions

Contributions are made to the Plan as participant savings contributions, participant rollover contributions, and employer matching contributions.

Participant savings contributions are either pre-tax contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced or Roth Savings contributions made by the Company on behalf of participants who have agreed to have their after-tax compensation reduced. Participants may reduce their compensation by up to 50%, subject to a statutory annual maximum of $18,000 for 2016, for the purpose of making savings contributions to the Plan.

Participants who are at least age 50 are allowed to make additional catch-up contributions up to the statutory annual maximum ($6,000 in 2016).

Participants may also contribute amounts representing distributions from other qualified plans (rollover).

Participant contributions of up to 4% of eligible compensation are matched 100% by the Company and participant contributions over 4% and up to 8% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match. The levels of matching contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the code.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund. The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account.

Vesting

Participants are fully vested in their account at all times.

Plan Benefits

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant's account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

Notes Receivable from Participants

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's note may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant's interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 15 years.

Notes receivable from participants at December 31, 2016 had interest rates ranging from 3.25% to 9.44% and are due at various dates through January 2032. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

Participant Accounts and Allocation

Fidelity provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The Master Trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant's account is credited with the participant's contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

Transfer from the Ecolab Savings Plan and ESOP for Traditional Benefit Employees

A participant in the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (“Ecolab Traditional Benefit Savings Plan”) who ceases to be employed with Ecolab Inc. and its subsidiaries and certain affiliates (the “Company”), and is later re-hired by the Company, becomes a participant in this Plan after satisfying the eligibility requirements.

In that case, the Ecolab Traditional Benefit Savings Plan requires that the participant’s balance in the Ecolab Traditional Benefit Savings Plan be automatically transferred to this Plan. These transfers are shown as a transfer to the Plan on the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Fully benefit-responsive investment contracts are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The statement of net assets available for benefits presents the Plan’s fully benefit-responsive investment contracts at contract value at both December 31, 2016 and 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants in the Plan. The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date. Investment income and investment expenses of the Master Trust are allocated to the Plan according to the investment elections of participants within the Plan. In addition, certain administrative expenses are allocated to the Plan based on its pro rata share of the net assets of the Master Trust.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year).

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

Risks and Uncertainties

The Plan provides for a range of investment options in various combinations of investment funds. Investments are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the 2016 statement of net assets available for benefits.

Concentration of Market Risk

At both December 31, 2016 and 2015, approximately 6% of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

Distributions to Participants

Distributions to participants are recorded when paid.

Plan Expenses

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06 Employee Benefit Plan Master Trust Reporting. The amendments in this update clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. The amendments in this update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan is currently evaluating the impact of adoption.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

Effective January 3, 2017, the Swisher International 401(k) Plan merged into and became part of the Plan. Following the merger, participants in the Swisher International 401(k) Plan became participants in the Plan and $10.0 million of net assets of the Swisher International 401(k) Plan transferred to the Plan.

3. PLAN INTEREST IN THE MASTER TRUST

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the Master Trust at the beginning of the year, plus current year actual contributions and allocated investment income (loss), less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual participating plans based on the average daily balances. The Plan’s interest in the Master Trust was approximately 53% as of December 31, 2016, and 50% as of December 31, 2015.

The following is a summary of the Master Trust investments, the Plan’s interest in the investments of the Master Trust, and the Plan’s interest percentage ownership of the Master Trust investments as of December 31, 2016 and 2015:

	2016
			Plan's Percent
(in thousands)	Master Trust	Plan's Interest in	Interest in Master
	Investments	Master Trust	Trust
Investments at fair value
Ecolab Inc. common stock	$749,930	$97,475	13%
Interest bearing cash	6,421	835	13%
Registered Investment companies	1,206,051	719,386	60%
Common/collective trusts	827,759	614,929	74%
Total investments at fair value	2,790,161	1,432,625	51%

Investments at contract value
Common/collective trusts	213,387	156,903	74%
Total Investments	$3,003,548	$1,589,528	53%

	2015
			Plan's Percent
(in thousands)	Master Trust	Plan's Interest in	Interest in Master
	Investments	Master Trust	Trust
Investments at fair value
Ecolab Inc. common stock	$784,106	$83,698	11%
Interest bearing cash	9,379	1,001	11%
Registered investment companies	1,100,220	646,863	59%
Common/collective trusts	743,838	539,750	73%
Total investments at fair value	2,637,543	1,271,312	48%

Investments at contract value
Common/collective trusts	200,413	153,002	76%
Total Investments	$2,837,956	$1,424,314	50%

The following are changes in investments for the Master Trust for the year ended December 31, 2016:

(in thousands)
Investment results	2016
Net appreciation in fair value of investments	$154,715
Interest and dividends	47,284
Net investment results	201,999

Net purchases, sales and settlements	(36,407)
Increase in net investments	165,592

Total investments
Beginning of year	2,837,956
End of year	$3,003,548

4. FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are valued at the daily closing price as reported by the fund. Investments in registered investment companies held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.'s common stock on the New York Stock Exchange.

Interest bearing cash: Investments in interest bearing cash are valued at cost plus accrued interest.

Common/Collective Trusts:  Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts which are measured at contract value, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Levels during the years ended December 31, 2016 and 2015. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2016 and 2015, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

(in thousands)	As of December 31, 2016
	Master Trust	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$749,930	$749,930	$-	$-
Interest bearing cash	6,421	6,421	-	-
Registered investment companies	1,206,051	1,206,051
Total assets in the fair value hierarchy	1,962,402	1,962,402	-	-

Common/collective trusts measured at net asset value (*)	827,759	-	-	-
Investments at fair value	$2,790,161	$1,962,402	$-	$-

(in thousands)	As of December 31, 2015
	Master Trust	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$784,106	$784,106	$-	$-
Interest bearing cash	9,379	9,379	-	-
Registered investment companies	1,100,220	1,100,220
Total assets in the fair value hierarchy	1,893,705	1,893,705	-	-

Common/collective trusts measured at net asset value (*)	743,838	-	-	-
Investments at fair value	$2,637,543	$1,893,705	$-	$-

(*)  In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table sets forth additional disclosures of the Master Trust investments whose fair value is estimated using net asset value per share as of December 31, 2016 and 2015:

(in thousands)
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Common/collective trusts
As of December 31, 2016	$827,759	-	Immediate	None
As of December 31, 2015	$743,838	-	Immediate	None

The fair value of investments in this category has been estimated using the net asset value per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.

5. INVESTMENT CONTRACTS

The investment contracts held by the Master Trust represent synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value.

Synthetic Investment Contracts – The synthetic investment contracts include wrapper contracts, which are agreements for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contracts include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets.

Transacting at Contract Value – The Plan’s investment contracts provide for benefit responsive withdrawals and investment exchanges at contract value; however, withdrawals or investment changes prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor, a corporate layoff or early retirement program, change(s) in the investment options of the Plan, or termination or partial termination of the Plan, may be paid at the contract’s market value, which may be less than contract value. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. No events are probable of occurring that would limit the ability of the Plan to transact at contract value with the contract issuers, and that also would limit the ability of the Plan to transact at contract value with the participants.

6. TAX STATUS

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated May 25, 2017, was received from the Internal Revenue Service (IRS). The letter stated that the Plan, as designed through February 13, 2015, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.

With the merger of the Nalco Savings Plan in 2013, the Plan acquired a small number of Puerto Rico participants. The Plan was amended to incorporate required provisions of the Puerto Rico tax code and has received a favorable determination letter dated November 9, 2015 from the Puerto Rico Treasury Department that the Plan as amended is designed in accordance with the applicable provisions of the 2011 Puerto Rico tax code. The Plan administrator believes that the Plan was designed and operated in accordance with the applicable requirements of the Puerto Rico Internal Revenue Code for periods on or after the Nalco Savings Plan merger. Therefore no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any periods in progress.

7. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee's control.

During 2016, the Master Trust invested in Ecolab Inc. common stock. The Master Trust held 6,397,626 shares of Ecolab Inc. common stock at December 31, 2016. During the year ended December 31, 2016, purchases and sales of shares by the Master Trust totaled approximately $346 million and $405 million, respectively.

8. NONEXEMPT TRANSACTION

During the year ended December 31, 2016, the Company failed to remit certain participant contributions in a timely manner. In 2016, the Company remitted the delayed contribution of approximately $0.7 million within four days of the expected date. Lost earnings were minimal, and were deposited as soon as administratively possible.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Plan financial statements at December 31, 2016 and 2015 to the Form 5500:

(in thousands)	2016	2015

Net assets available for benefits per the financial statements	$ 1,626,456	$ 1,459,107
Fully benefit-responsive investment contracts value adjustment	543	1,098
Net assets available for benefits per the 5500	$ 1,626,999	$ 1,460,205

The following is a reconciliation of the net increase in net assets available for benefits per the Plan financial statements for the year ended December 31, 2016 to the Form 5500:

(in thousands)
2016
Net increase in net assets available for benefits per the financial statements prior to transfers	$167,281
Prior year fully benefit-responsive investment contracts value adjustment	(1,098)
Current year fully benefit-responsive investment contracts value adjustment	543
Total increase in net assets available for benefits per the Form 5500 prior to transfers	$166,726

The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2016

EIN 41-0231510

Plan Number: 003

(in whole dollars)

Participant Contributions
Transferred	Total that Constitute Nonexempt
Late to Plan	Prohibited Transactions
Check here if Late				Total Fully
Participant Loan		Contributions	Contributions	Corrected Under
Repayments are	Contributions Not	Corrected Outside of	Pending Correction	VFCP and PTE
included: X	Corrected	VFCP	in VFCP	2002-51

2016: $ 669,605		$ 669,605

SCHEDULE H, LINE 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2016

EIN 41-0231510

Plan Number: 003

(in thousands)
(b)
(a)	Description of Investment,
Identity of Issue,	Including Maturity Date,	(c)
Borrower, Lessor	Rate of Interest, Collateral,	Current
or Similar Party	Par or Maturity Value	Value

Notes Receivable from Participants*	Participant notes due on various
dates through January 2032
(stated interest rates ranging
	from 3.25% to 9.44%).	$32,684

* Party-in-interest

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN AND ESOP

Date:	June 23,2017	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson,
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)